JSAT

82-5111

CID-B-06-027

August 8, 2006

Securities and Exchange Commission
100 F Street, NE
Wa[redacted]
At[redacted]

06016185

SUPPL

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Operating Results for the 1st Quarter Ended June 30, 2006 (dated August 8, 2006)
- Earnings Presentation for the First Quarter of Fiscal Year Ending June 30, 2006 (dated August 8, 2006)
- Successful Launch of Communications Satellite JCSAT-10 (dated August 14, 2006)

Yours faithfully,

Hideto Usa

General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

dw 8/22

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877



CID-B-06-027
August 8, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Operating Results for the 1st Quarter Ended June 30, 2006 (dated August 8, 2006)
- Earnings Presentation for the First Quarter of Fiscal Year Ending June 30, 2006 (dated August 8, 2006)
- Successful Launch of Communications Satellite JCSAT-10 (dated August 14, 2006)

Yours faithfully,

Hideto Usa

General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

August 8, 2006

JSAT Corporation

Operating Results for the 1st Quarter Ended June 30, 2006

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the first quarter ended June 30, 2006. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in Japan(Japanese GAAP).

1. Financial Highlights under Japanese GAAP (unaudited)
2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)
4. Outlook for the Year Ending March 31, 2007, under Japanese GAAP (unaudited)
5. Financial Highlights under US GAAP (unaudited)
6. Summary of Consolidated Financial Statements under US GAAP (unaudited)
7. Outlook for the Year Ending March 31, 2007, under US GAAP (unaudited)

1. Financial Highlights under Japanese GAAP (unaudited)

JSAT Group's financial highlights for the first quarter ended June 30, 2006, are as follows:

Three months ended	June 30, 2006	June 30, 2005	Change
	¥ Million	¥ Million	%
Revenues	9,109	11,078	-17.8%
Operating income	3,217	2,482	+29.6%
Ordinary profit	3,246	2,384	+36.2%
Net Income	1,932	1,257	+53.7%
Total assets	174,906	158,298	+10.5%
Shareholders' equity	82,520	92,419	-10.7%
Net operating cash flow	8,727	8,784	-0.6%
EBITDA	5,345	6,819	-21.6%
EBITDA margin	58.7%	61.5%	-2.8Point
Earnings per share(EPS)	¥5,446.40	¥3,530.04	+54.3%
Weighted average number of shares outstanding	354,892	356,144	-0.4%

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of June 30, 2006	As of June 30, 2005
Assets		
Current assets	32,164	21,353
Fixed assets	142,741	136,533
Deferred assets	-	411
Total assets	174,906	158,298
Liabilities and shareholders' equity		
Current liabilities	43,901	21,818
Long-term liabilities	48,484	43,891
Minority interests	-	168
Common stock	-	53,769
Additional paid-in capital	-	21,260
Retained earnings	-	17,066
Unrealized gains on securities	-	1,151
Foreign currency translation adjustment	-	(436)
Treasury stock	-	(391)
Total shareholders' equity	-	92,419
Total	-	158,298
Common stock	53,769	-
Additional paid-in capital	21,260	-
Retained earnings	7,684	-
Treasury stocks	(391)	-
Unrealized gains on securities	(68)	-
Derivative financial instruments	193	-
Foreign currency translation adjustment	(118)	-
Minority interests	190	-
Total	174,906	-

(2) Summary of Statements of Income

(¥ Million)

Three months ended	June 30, 2006	June 30, 2005	Change (%)
Revenues	9,109	11,078	-17.8%
Operating expenses	5,892	8,596	-31.5%
Operating income	3,217	2,482	+29.6%
Other income (expenses)	29	(99)	-
Ordinary profit	3,246	2,384	+36.2%
Income before income taxes and minority interests	3,246	2,384	+36.2%
Income taxes	1,307	1,126	+16.1%
Minority interests	5	-	-
Net income	1,932	1,257	53.7%

(3) Revenues for Each Service

(¥ Million)

Three months ended	June 30, 2006	June 30, 2005	Change (%)
Network-Related Services	2,503	3,980	-37.1%
Broadcast & Video Distribution Services	6,501	6,972	-6.8%
Other	104	125	-16.6%
Total	9,109	11,078	-17.8%

(4) Summary of the Cash Flows Statements

(¥ Million)

Three months ended	June 30, 2006	June 30, 2005
Operating activities (net cash)	8,727	8,784
Income before income taxes	3,246	2,384
Depreciation and amortization	1,984	4,263
Payments for income taxes	(1,093)	(1,139)
Other	4,589	3,276
Investing activities (net cash)	(8,410)	(2,782)
Property and equipment	(3,549)	(4,335)
Business investments	(2,210)	(230)
Financial investments	(2,651)	1,783
Financing activities (net cash)	569	(5,346)
Proceeds from short-term borrowings	-	-
Repayments of short-term borrowings	-	(3,000)
Proceeds from long-term borrowings	2,210	-
Repayments of long-term borrowings	(699)	(1,082)
Payments for purchase of treasury stock	-	(392)
Payments for dividends	(941)	(871)
Cash and cash equivalents at beginning of the quarter	3,966	2,871
Cash and cash equivalents at end of the quarter	4,846	3,544

3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the first quarter ended June 30, 2006. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **JSAT International Inc.** (100% ownership)

(¥ Million)

Three months for	Jan.-Mar., 2006
Revenues	341
Operating income	140
Ordinary profit	120
Net income	120

※Regarding JSAT International Inc. (JII), the first quarter is a period from January to March. JII's operating results include Horizons Satellite Holdings LLC's operating results.

- **Satellite Network, Inc.** (92% ownership)

Three months ended	(¥ Million) June 30, 2006
Revenues	1,058
Operating income	93
Ordinary profit	93
Net income	53

(2) Affiliates

- **SKYPerfect Marketing, Co.,Ltd** (49.0% ownership)

Three months ended	(¥ Million) June 30, 2006
Revenues	781
Operating income	(166)
Ordinary Profit	(169)
Net income	(169)

- **Pay Per View Japan, Inc.** (20.0% ownership)

Three months ended	(¥ Million) June 30, 2006
Revenues	4,126
Operating income	141
Ordinary Profit	140
Net income	78

4. Outlook for the Year Ending March 31, 2007, under Japanese GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2007, under Japanese GAAP, is provided below.

	Six months ending Sep. 30, 2006	Year ending March 31, 2007
	¥ Million	¥ Million
Revenues	18,400	37,400
Operating income	4,800	9,000
Ordinary profit	4,500	8,100
Net income	2,600	4,700
Earning per share (EPS)	7326.15	13,243.45
EBITDA	-	19,000

During the first quarter of the fiscal year ending March 31, 2007, JSAT reported firm operating results relative to initial full-year forecasts (revenues: ¥37,400 million; operating income: ¥9,000 million; ordinary profit: ¥8,100 million; and net income: ¥4,700 million).

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

5. Financial Highlights under US GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on US and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. US GAAP differs from Japanese GAAP in several ways. Presented below are summaries of US GAAP financial results for reference purposes:

Three months ended	Jun 30, 2006	Jun 30, 2005	Change
	¥ Million	¥ Million	%
Revenues	9,092	10,725	-15.2%
Operating Income	3,234	2,209	+46.5%
Net Income	1,883	1,333	+41.3%
Total assets	175,469	158,547	+10.7%
Shareholders' equity	82,678	91,641	-9.8%
Net operating cash flow	8,729	8,560	+1.2%
EBITDA	5,106	6,720	-24.0%
EBITDA margin	56.2%	62.7%	-6.5point
Earning per share (EPS)	¥5,306.25	¥3,742.56	+41.8%
Weighted average number of shares outstanding	354,892	356,144	-

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

6. Summary of Consolidated Financial Statements under US GAAP (unaudited)

(1) Summary of the Balance Sheets

	As of June 30, 2006	As of June 30, 2005
Assets	¥ Million	¥ Million
Current assets	49,844	31,067
Investments, etc.	21,461	20,154
Property and equipment	91,565	101,072
Other assets	12,599	6,254
Total assets	175,469	158,547
Liabilities and shareholders' equity		
Current liabilities	44,213	22,238
Long-term liabilities	48,393	44,500
Minority interests	185	168
Common stock	53,770	53,770
Additional paid-in capital	24,512	24,486
Retained earnings	4,340	12,464
Comprehensive income	448	1,313
Treasury stock	(392)	(392)
Total shareholders' equity	82,678	91,641
Total	175,469	158,547

(2) Summary of Statements of Income

(¥ Million)

Three months ended	June 30, 2006	June 30, 2005	Change (%)
Revenues	9,092	10,725	-15.2%
Operating expenses	5,858	8,516	-31.2%
Operating income	3,234	2,209	+46.5%
Other income (expenses)	(234)	333	-
Income before income taxes and minority interests	3,000	2,542	+18.0%
Income taxes	(1,111)	(1,205)	-7.8%
Minority interests	(6)	(4)	+55.3%
Net income	1,883	1,333	41.3%

(3) Revenues for Each Service

(¥ Million)

Three months ended	June 30, 2006	June 30, 2005	Change (%)
Network-Related Services	2,486	3,633	-31.6%
Broadcast & Video Distribution Services	6,502	6,967	-6.7%
Other	104	125	-16.6%
Total	9,092	10,725	-15.2%

(4) Summary of the Cash Flows Statements

(¥ Million)

Three months ended	June 30, 2006	June 30, 2005
Operating activities (net cash)	8,729	8,560
Net income	1,883	1,333
Depreciation and amortization	2,003	4,041
Other	4,843	3,186
Investing activities (net cash)	(8,355)	(2,452)
Property and equipment	(3,494)	(4,344)
Business investments	-	(230)
Financial investments	(4,861)	2,122
Financing activities (net cash)	512	(5,452)
Repayments of short-term borrowings	-	(3,000)
Proceeds from long-term borrowings	2,210	-
Repayments of long-term borrowings	(699)	(1,083)
Payments for purchase of treasury stock	-	(393)
Payments for dividends	(942)	(871)
Other	(57)	(105)
Cash and cash equivalents at beginning of the quarter	3,966	2,872
Cash and cash equivalents at end of the quarter	4,847	3,545

7. Outlook for the Year Ending March 31, 2007, under US GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2007, under the US GAAP, is provided below.

	Six months ending Sep. 30, 2006	Year ending March 31, 2007
	¥ Million	¥ Million
Revenues	18,400	37,330
Operating income	4,900	10,130
Net income	2,500	5,430
Earning per share (EPS)	7,044.40	15,301.44
EBITDA	8,900	19,600
EBITDA margin	48.4%	52.5%

During the first quarter of the fiscal year ending March 31, 2007, JSAT reported firm operating results relative to initial full-year forecasts (revenues: \37,330 million; operating income: \10,130 million; and net income: \5,430 million).

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

8 2-5 1 1 1


FASE
JSAT

Earnings Presentation for the First Quarter of Fiscal Year Ending June 30, 2006

Forward-Looking Statements

Statements about the JSAT Group's forecasts, strategies, management policies and objectives in this presentation that are not based on historical facts constitute forward-looking statements. These statements are based on management's assumptions, plans, expectations and judgments in light of information currently available. Actual results are subject to a variety of risks and uncertainties, and may therefore differ materially from forecasts. The primary risks and uncertainties currently envisioned by the JSAT Group include, but are not limited to, the following:

- A decline in demand for the JSAT Group's services;
- A decline in the usage of various services by major customers and volatility in operating results;
- Damage, malfunctions or breakdowns experienced by JSAT Group's communications satellites;
- Failure to launch satellites, insert them in their proper orbits, or delays in launches;
- The inability to establish an effective backup satellite system;
- The inability to conduct business as planned due to the delay or failure to coordinate orbital slots and communication frequencies at the international level;
- The constraints imposed on the Group's businesses by new or revised laws and regulations relevant to the JSAT Group's business and operations;
- Advances in video and audio compression technologies accompanying the digitalization of telecommunications technologies or by other forms of innovation in communications, broadcasting, satellite and other technologies, all of which may affect the Group's operating results;
- The cost of satellites that exceeds budgets due to changes in satellite specifications, currency exchange rates, or insurance market conditions;
- The inability to obtain insurance policies that are economically viable or provide coverage for all types of accidents;
- Difficulty or inability to obtain financing to purchase satellite equipment and facilities;
- The inability to develop new businesses as planned or the failure of these businesses to contribute to operating results;
- We may fail to realize international business alliances or such alliances may not produce the results planned.
- The inability to realize or develop future strategic partnerships in relevant fields or relationships with partner companies as envisioned.
- The inability of businesses run in the U.S. by significant subsidiaries and affiliates to perform as envisioned due to the failure to meet the projected volume of orders in the U.S. market and other factors.
- Changes in economic conditions, such as interest rates and currency exchange rates; and
- Intensifying competition in Japan, Asia, Europe and the U.S. may have an adverse effect on the JSAT Group's financial position or results of operations.

You should keep in mind that any forward - looking statement made by us speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. In light of these risks and uncertainties, you should keep in mind that any forward - looking statement might not occur. Therefore, you should not place undue reliance on any forward - looking statements.

JSAT Corporation

Contents

JSAT Corporation

Summary of Consolidated Operating Results for the First Quarter

(Millions of Yen, except Earning per share and EBITDA)	For three months ended Jun. 2006	Jun. 2005	Y on Y	Interim Forecast	Full-Year Forecast
Revenues	9,109	11,078	82.2%	18,400	37,400
Operating expenses	5,892	8,596	68.5%	-	-
Operating income	3,217	2,482	129.6%	4,800	9,000
Ordinary profit	3,246	2,384	136.2%	4,500	8,100
Net income	1,932	1,257	153.7%	2,600	4,700
Net operating cash flow	8,727	8,784	99.4%	-	17,000
Earnings per share	¥5,446.40	¥3,530.04	154.3%	-	¥13,243.45
EBITDA	5,345	6,819	78.4%	-	19,000

* These Financial results and data are based on Japanese GAAP.

▶ Analysis of Consolidated Operating Results

	Main Factors
Revenues ¥9,109 mil. (Down ¥1,969 mil. YoY)	**[Main Positive Factors]** ➢ Increased use of Horizons-1 services **[Main Negative Factors]** ➢ Expiry of NTT Group contracts and decrease in continued use ➢ Bandwidth reductions by certain customers
Operating income ¥3,217 mil. (Up ¥734 mil. YoY)	**[Main Positive Factor]** ➢ Decline in depreciation and amortization expenses ➢ Decline in communication satellite in-orbit insurance premiums ➢ Decline in other operating expenses
Net operating cash flow ¥8,727 mil. (Down ¥57 mil. YoY)	**[Main Positive Factors]** ➢ increase in payments for income taxes ➢ Decline in accounts receivable ➢ Increase in advances received **[Main Negative Factors]** ➢ Decline in depreciation and amortization expenses

* These Financial results and data are based on Japanese GAAP.

▶ Revenues for Each Service

(Millions of Yen)	For three months ended Jun. 2006	Jun. 2005	Y on Y
Network-Related Services	2,503	3,980	62.9%
Broadcast & Video Distribution Services	6,501	6,972	93.2%
Other	104	125	83.2%
Total	9,109	11,078	82.2%

* These Financial results and data are based on Japanese GAAP.

Current situation of each service	
Network-Related Services	[Main Positive Factors] • Contribution to revenues from increased use of Horizons-1 services [Main Negative Factors] • Expiry of NTT Group contracts and decrease in continued use • Bandwidth reductions and contract cancellation related to corporate communications
Broadcast & Video Distribution Services	[Main Negative Factors] • Impact of temporary projects(Horizons-1 services) in FY2005 • Bandwidth reductions and contract cancellations by certain customers

▶ Cash Flow Data

JSAT Corporation

(Millions of Yen)	For three months ended June 2006	June 2005
Operating activities (net cash)	8,727	8,784
Income before income taxes	3,246	2,384
Depreciation and amortization	1,984	4,263
Payments for income taxes	(1,093)	(1,139)
Other	4,589	3,276
Investing activities (net cash)	(8,410)	(2,782)
Property and equipment	(3,549)	(4,335)
Business investments	(2,210)	(230)
Financial investments	(2,651)	1,783
Financing activities (net cash)	569	(5,346)
Proceeds form short-term borrowings	-	-
Repayments of short-term borrowings	-	(3,000)
Proceeds form long-term borrowings	2,210	-
Repayments of long-term borrowings	(699)	(1,082)
Payments for purchase of treasury stock	-	(392)
Payments for dividends	(941)	(871)
Cash and cash equivalents at beginning of the quarter	3,966	2,871
Cash and cash equivalents at end of the quarter	4,846	3,544

Main Factors Behind Change in Operating Cash Flow:

- increase in payments for income taxes ¥862 mil.
- Decline in accounts receivable ¥835 mil.
- Decline in Depreciation and amortization expenses (¥2,279 mil)

Major Investments in Property and Equipment:

- Satellite related ¥3,204 mil.

Business Investments:

- Horizons-2 ¥2,210 mil.

Total Borrowings as of June 30, 2006:

·Short-term borrowings	¥270 mil.
·Long-term borrowings	¥51,786 mil.
·Bonds	¥19,592 mil.
Total	¥71,648 mil.

* These Financial results and data are based on Japanese GAAP.

▶ Operating Results of Subsidiaries and Equity Method Affiliates

JSAT Corporation

(Millions of Yen)

JSAT International Inc. (100% ownership)	
Revenues	341
Operating Income	140
Ordinary Profit	120
Net Income	120

Satellite Network, Inc. (92% ownership)	
Revenues	1,058
Operating Income	93
Ordinary Profit	93
Net Income	53

Sky Perfect Marketing, Co., Ltd. (49% ownership)	
Revenues	781
Operating Income	(166)
Ordinary Profit	(169)
Net Income	(169)

Pay Per View Japan, Inc. (20% ownership)	
Revenues	4,126
Operating Income	141
Ordinary Profit	140
Net Income	78

* Figures for JSAT International Inc. (JII) are for the year from January to March. JII's operating results include Horizons Satellite Holdings LLC's operating results.

* These Financial results and data are based on Japanese GAAP.

Satellite Launch and Operations

Start of operations of JCSAT-5A communication satellite

- April 13: Successful launch.
- June 8: Completion of official handover from Lockheed Martin Corporation, the satellite manufacturer.
- July: Start of S-band operations for NTT DoCoMo's satellite telephone services.

JCSAT-10 communication satellite

JCSAT-10 will be launched as a successor spacecraft to JCSAT-3, which currently operates at an orbital position of 128° east. The JCSAT-3 satellite has been widely used since its launch for communications within and outside of Japan, and enabled the delivery of appealing content to the Japanese market through SKY PerfecTV!, the country's first multi-channel digital CS broadcasting service.

Scheduled launch date and time:
August 12, 2006 (Sat.) 07:14:52

Launch site:
The Guiana Space Center, French Guiana

Launch vehicle:
Ariane 5 rocket (Arianespace)

Satellite specifications:
(1)Satellite Bus: A2100AX (manufactured by Lockheed Martin)
(2)No. of transponders: 30 × Ku-band, 12 × C-band
(3)Area of coverage: Japan, SE Asia, Hawaii, Oceania
(4)Orbital position: 128° East (planned)

※Current Fleet (As of July 31, 2006)



Horizons-1 (127° W)
36,000km
JCSAT-R (Backup)
JCSAT-1B (150° E)
JCSAT-110 (110° E)
N-STARb (136° E)
JCSAT-2A (154° E)
JCSAT-4A (124° E)
JCSAT-5A (132° E)
JCSAT-3 (128° E)

※ JCSAT-10 (successor to JCSAT-3) will be launched on August 12

Measures to Bridge the “Digital Divide” by Offering Satellite Internet Services

In Japan, about 3.4 million households are located in regions where it is difficult to connect to the Internet by optical fiber or ADSL*

These regions face various problems, including a lack of information provision and medical institutions, and education-related difficulties.

→ The solution is to provide broadband Internet access using satellite links to regions in Japan lacking broadband infrastructure, such as mountainous areas and remote islands.

✓**Successful joint trials of remote medical services with Asahikawa Medical College.**



✓**Support of Kagoshima University's Community Broadband Project.**
Provision of broadband Internet access using JSAT satellite links to Kodakara Island in Kagoshima Prefecture, a region with underdeveloped communications infrastructure.



*Source: "The Concept of Next-generation Broadband in 2010," Ministry of Internal Affairs and Communications



JSAT Corporation

If you have any questions, please contact:
Corporate Communications & Investor Relations Division

TEL +81-3-5219-7778
FAX +81-3-5219-7876
E-Mail: investors@jsat.net

These statements are based on the Group's own forecasts in light of information currently available. Market conditions faced by the JSAT Group are highly volatile, reflecting rapid technological innovation, shifts in customer needs, economic conditions, and other factors. Therefore, actual results may differ materially from information in this presentation. Accordingly, JSAT urges readers not to place undue reliance on the forecasts presented in these materials.

August 14, 2006

Press Release

JSAT Corporation

Successful Launch of Communications Satellite JCSAT-10

JSAT Corporation ("JSAT"; Head office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki) is pleased to announce that it has successfully launched JCSAT-10 communications satellite on August 12. JCSAT-10 lifted off at 07:15 a.m. (Japan Standard Time) from the Guiana Space Center in French Guiana by an Ariane5 launch vehicle. JCSAT-10 was separated from its launch vehicle at 07:42 a.m.

The first telemetry was received from JCSAT-10 by a ground station in Australia at 08:07, confirming that the satellite had reached its orbit as planned.

JCSAT-10 was launched as a successor spacecraft to JCSAT-3, which currently operates at an orbital position of 128° east. The JCSAT-3 satellite has been widely used since its launch for communications within and outside of Japan, and enabled the delivery of appealing content to the Japanese market through SKY PerfecTV!, the country's first multi-channel digital CS broadcasting service. While striving to ensure the same level of consistency and reliability as with the JCSAT-3 satellite, JSAT will also take steps to upgrade the services it offers.

Profile of JCSAT-10

Orbital slot	128° East Longitude
Specifications	(1) Satellite type: A2100AX (2) Number of transponders: 30 x Ku-band 12 x C-band (3) Coverage: Japan, Southeast Asia, Hawaii and Oceania
Satellite manufacturer and launch service	Satellite manufacturer: Lockheed Martin Commercial Space Systems Launch service : Arianespace (Ariane 5 Launch Vehicle)

Reference

Major Milestones

	Japan Standard Time	Event
1	07:15 a.m., Sat., August 12	Launch
2	Late August	Commencement of payload in orbit test
3	Early October	Handover of JCSAT-10